

15025551

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section

MAR 09 2015

Washington DC
404

SEC FILE NUMBER

8 - 68754

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ____01/01/14____ AND ENDING ____12/31/14____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Valkyrie Equities Corporation

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____14455 Webb Chapel Road, Suite 211____
                        (No. and Street)

____Dallas____   ____Texas____   ____75234____
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

____James G. Smith____   ____940-595-8910____

                                                (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA

(Name – *if individual, state last, first, middle name*)

815 Parker Square   **Flower Mound**   **Texas**   **75028**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____James G. Smith_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Valkyrie Equities Corporation**_____, as of _____December 31_____, 20__14____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

JENNIFER DANSBY
NOTARY PUBLIC
State of Texas
Comm. Exp. 12-17-2015

_____
Signature

_____CEO_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. *
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* - The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

CONTENTS

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Valkyrie Equities Corporation

We have audited the accompanying statement of financial condition of Valkyrie Equities Corporation (a Texas corporation) as of December 31, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Valkyrie Equities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valkyrie Equities Corporation as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Valkyrie Equities Corporation's financial statements. The supplemental information is the responsibility of Valkyrie Equities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BRAD A. KINDER, CPA

Flower Mound, Texas
February 17, 2015

1

VALKYRIE EQUITIES CORPORATION
Statement of Financial Condition
December 31, 2014

ASSETS

Cash and cash equivalents	$ 19,775
Commissions receivable	765
Property and equipment, net of accumulated depreciation of $4,399	105
TOTAL ASSETS	**$ 20,645**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities $ -

Stockholders' Equity

Common stock, 1,000,000 shares authorized, no par value, 16,292 shares issued and outstanding	92,416
Accumulated deficit	(71,771)
TOTAL STOCKHOLDERS' EQUITY	**20,645**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 20,645**

VALKYRIE EQUITIES CORPORATION
Statement of Income
Year Ended December 31, 2014

Revenue

Securities commissions	$	1,663
Interest income		17
TOTAL REVENUE		1,680

Expenses

Occupancy and equipment	2,551
Professional fees	6,500
Regulatory expenses	2,380
Other expenses	800
TOTAL EXPENSES	12,231

NET LOSS $ (10,551)

VALKYRIE EQUITIES CORPORATION
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2014

	Common Shares	Common Stock	Accumulated Deficit	Total
Balances at December 31, 2013	13,732	$ 79,616	$ (61,220)	$ 18,396
Issuance of common stock - cash	2,560	12,800	-	12,800
Net loss	-	-	(10,551)	(10,551)
Balances at December 31, 2014	16,292	$ 92,416	$ (71,771)	$ 20,645

VALKYRIE EQUITIES CORPORATION
Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities:	
Net loss	$ (10,551)
Adjustments to reconcile net loss to	
net cash used in operating activities:	
Depreciation	1,503
Change in assets and liabilities:	
Increase in commissions receivable	(718)
Decrease in prepaid expenses	600
Net cash used in operating activities	(9,166)
Cash flows from financing activities:	
Issuance of common stock	12,800
Net cash provided by financing activities	12,800
Net increase in cash and cash equivalents	3,634
Cash and cash equivalents at beginning of year	16,141
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 19,775

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Valkyrie Equities Corporation (the Company) was incorporated in April 2009 as a Texas corporation. The Company is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(1) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities.

The Company operates as a mutual fund retailer whose customers are individuals primarily in Texas.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

<u>Cash Equivalents</u>

Highly liquid investments, including certificates of deposit, with an original maturity of three months or less, are reflected as cash equivalents in the accompanying statement of financial condition and for the purposes of the statement of cash flows.

<u>Property and Equipment</u>

Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated useful lives of three years.

<u>Revenue Recognition</u>

Securities commissions and the related expenses are recorded on a trade date basis as securities transactions occur.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

<u>Advertising Costs</u>

The Company expenses advertising costs as they are incurred.

<u>Income Taxes</u>

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, resulting in all federal tax liabilities or benefits relating to the operations of the Company passing through to the individual shareholders, therefore, there is no provision for federal income taxes.

The Company is subject to state income taxes.

As of December 31, 2014, open Federal tax years subject to examination include the tax years December 31, 2011 to December 31, 2013.

Note 2 - <u>Net Capital Requirements</u>

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $20,540, which was $15,540 in excess of its required net capital of $5,000. The Company's net capital ratio was zero to 1.

Note 3 - <u>Property and Equipment</u>

Property and equipment consists of office equipment at a cost of $4,504, less accumulated depreciation of $4,399. Depreciation expense for the year totaled $1,503 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 4 - <u>Office Lease</u>

The Company leases office facilities in Dallas, TX on a month to month basis. Office rent for the year totaled $1,050 and is reflected in the accompanying statement of income as occupancy and equipment costs. The Company currently pays rent of $75 a month.

Note 5 - Contingencies

There are currently no asserted claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 6 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2014, through February 17, 2015, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Schedule I

VALKYRIE EQUITIES CORPORATION
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2014

Computation of Net Capital

Total stockholders' equity qualified for net capital	$	20,645

Deductions and/or charges
  Non-allowable assets:
    Property and equipment, net of accumulated depreciation of $4,399 — 105

Total deductions and/or charges — 105

Net Capital — $ 20,540

Aggregate indebtedness — $ -

Computation of basic net capital requirement
  Minimum net capital required (greater of $5,000 or
  6 2/3% of aggregate indebtedness) — $ 5,000

Net capital in excess of minimum requirement — $ 15,540

Ratio of aggregate indebtedness to net capital — Zero to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2014 as filed by Valkyrie Equities Corporation on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(1) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Statement Regarding SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Valkyrie Equities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Valkyrie Equities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Valkyrie Equities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3:(1) (the "exemption provisions") and (2) Valkyrie Equities Corporation stated that Valkyrie Equities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Valkyrie Equities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Valkyrie Equities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brad A Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
February 17, 2015

10



Valkyrie Equities Corporation

Exemption Report

Valkyrie Equities Corporation (Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k):(1)*

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, James G. Smith, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Executive Officer

February 17th, 2015